Exhibit (a)(1)(D)

[Form of Cover Letter to Retail Holders of Ordinary Shares]

[Amsterdam], [ • ] December 2010

Concerning: Offer to Purchase for Cash Ordinary Shares of Crucell N.V.

Dear client,

We hereby inform you that Johnson & Johnson, through its wholly owned subsidiary JJC Acquisition Company B.V., has issued an offer for all of the outstanding shares in the capital of Crucell.

Johnson & Johnson offers EUR 24.75 per Crucell share.

Whether the offer will be declared unconditional shall be announced no later than the third business day after the expiration of the offer, being 16 February 2011, unless extended.

Johnson & Johnson will only be required to declare its offer unconditional on the fulfilment of certain conditions, including that 95% of the Crucell shares have been tendered, or, if that minimum acceptance level is not met, on the condition that 80% of the shares have been tendered and a requirement that irrevocable proxies were granted with regard to at least 80% of the shares.

[Explanation of internal tender procedures and internal deadline]

There are no further steps required in order for you to grant your proxy: this will happen automatically by tendering your shares. In case you wish to tender your shares, but you do not wish to grant a proxy, you are required to indicate this [explanation of opt-out procedure]. If 95% of the Crucell shares have not been tendered, your proxy shall be used to vote to approve the sale of the Crucell business to Johnson & Johnson, at the shareholders meeting to be held after consummation of the offer (at such time Johnson & Johnson will hold at least 80% of the shares).

[If we have not received your application for tender by [Date], we will [not] automatically tender your shares in the offer]

Information regarding the tendering of your shares and granting of your proxy will be provided to Crucell.

For more information regarding the tender process, and the terms and conditions and restrictions of the offer, we kindly refer you to the offer document, available on the website of Crucell (www.crucell.com) and on the website of the United States Securities and Exchange Commission (www.sec.gov) and the other documents incorporated by reference therein.

We trust we have been of service to you.

Kind regards,
[Bank]